Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Coronado Global Resources Inc. (the “Company”) for the registration of common stock, CHESS Depositary Interests, each representing 1/10th of a share of common stock, preferred stock, depositary shares, warrants, subscription rights and debt securities, as well as units that include any of these securities, of our reports dated February 25, 2021 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company included in its Annual Report on Form 10-K for the year ended December 31, 2020.

/s/ Ernst & Young

Ernst & Young
Brisbane, Australia
April 16, 2021